Exhibit 99.277

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

NexTech AR Solutions Corp.

c/o 1200-750 West Pender Street

Vancouver, BC V6C 2T8

(the “Company” or “NexTech”)

2.	DATE OF MATERIAL CHANGE

February 19, 2021

3.	NEWS RELEASE

News release dated February 19, 2021 was disseminated through the facilities of Business Wire.

4.	SUMMARY OF MATERIAL CHANGE

NexTech announced its previously announced offering has been upsized to $13,050,000.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

NexTech announced that it has entered into an amended agreement with Mackie Research Capital Corporation as the sole underwriter and sole bookrunner (the “Underwriter”) to increase the size of the bought-deal short-form prospectus offering of units of the Company (the “Units”) announced on February 18, 2021, to an aggregate of 2,610,000 Units at a price of $5.00 per Unit for aggregate gross proceeds of $13,050,000 (the “Offering”).

Each Unit shall be comprised of one common share in the capital of the Company (each a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant being a “Warrant”). Each Warrant is exercisable into one Common Share at a price of $6.00 for a period of 24 months following the closing of the Offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the NEO Exchange (the “Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date.

The Company has granted the Underwriter an over-allotment option to cover overallotments and for market stabilization purposes, exercisable in whole or in part at the sole discretion of the Underwriter, at any time up to 30 days from the closing of the Offering, to increase the size of the Offering by up to 15% of the number of Units (and/or the components thereof) sold pursuant to the Offering, on the same terms and conditions of the Offering.

The net proceeds raised under the Offering will be used for working capital and general corporate purposes.

The closing of the Offering is expected to occur on or about March 11, 2021, (or such later or earlier date as the Underwriter and the Company may agree upon, and is subject to certain conditions including, but not limited to, the execution of an underwriting agreement and the receipt of all necessary regulatory approvals including the approval of the Exchange.

The Units are being sold on a “bought” basis through the Underwriter by way of short form prospectus filed in each of the provinces of Canada except Québec and in such other jurisdictions outside of Canada and the United States on an exempt basis in accordance with applicable securities laws. The securities described in this press release have not been and will not be registered under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) or any state securities laws. Accordingly, the securities may not be offered or sold in the United States (as such term is defined in Regulation S under the U.S. Securities Act) or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

(631) 655-6733

9.	DATE OF REPORT

February 23, 2021